UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

Scienjoy Holding Corporation
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G7864D112
(CUSIP Number)

Cosmic Soar Limited Sheng Hou 6-1-1201 UHN International Village, Shuguang West Road, Chaoyang District, Beijing, People’s Republic of China, 100028 +86 13901238832
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 10, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	G7864D112

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cosmic Soar Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
5,409,598
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
5,409,598

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,409,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.87% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Calculation is based on 28,660,181 Ordinary Shares of the Issuer outstanding as of September 10, 2020.

CUSIP No.	G7864D112

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sheng Hou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
5,409,598
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
5,409,598

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,409,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.87% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Calculation is based on 28,660,181 Ordinary Shares of the Issuer outstanding as of September 10, 2020.

Item 1.	Security and Issuer

The title and class of equity securities to which this Statement on Schedule 13D (the “Schedule 13D”) relates are the ordinary shares, with no par value (the “Ordinary Shares”) of Scienjoy Holding Corporation, a British Virgin Islands corporation (the “Issuer”) whose principal executive office is located at 3rd Floor, JIA No. 34, Shenggu Nanli, Chaoyang District, Beijing, P.R. China.

Item 2.	Identity and Background

The Schedule 13D is being jointly filed by Cosmic Soar Limited (“Cosmic”), a company organized under the laws of the British Virgin Islands, and Sheng Hou, a citizen of the People’s Republic of China (each a “Reporting Person”, and, collectively, the “Reporting Persons”).

The Reporting Persons entered into a Joint Filing Agreement on September 21, 2020 (the “Joint Filing Agreement”), pursuant to which they have agreed to file the Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. A copy of the Joint Filing Agreement is attached hereto as Exhibit 3.

Cosmic is a company established for the purpose of holding shares of stock in other companies. The principal office of Cosmic is located at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

Sheng Hou is one of two shareholders of Cosmic who is holding 98% of the capital stock of Cosmic, and he is also the sole director of Cosmic. Sheng Hou is a citizen of the People’s Republic of China with his residency address located at 6-1-1201 UHN International Village, Shuguang West Road, Chaoyang District, Beijing, People’s Republic of China, 100028.

The principal occupation of Sheng Hou is the general manager of Changxiang Infinite Technology (Beijing) Co., Ltd. The principal business of Changxiang Infinite Technology (Beijing) Co., Ltd. is the mobile live streaming business. The address of Changxiang Infinite Technology (Beijing) Co., Ltd. is Room 906, Fangxingdasha, No. 30, Xueyuan Rd., Haidian District, Beijing, People’s Republic of China, 100083.

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

The Reporting Persons have acquired the Ordinary Shares of the Issuer reported in this Schedule 13D as a result of a business combination (the “Business Combination”) pursuant to an Equity Acquisition Framework Agreement (the “BeeLive Acquisition Agreement”) dated August 10, 2020, entered into by and among the Issuer, Cosmic, Tianjin Guangju Dingsheng Technology Co., Ltd. (“Dingsheng”), Sciscape International Limited (“Sciscape”), and Tianjin Guangju Dingfei Technology Co., Ltd. (“Dingfei”, together with Sciscape, the “Target Companies”). Pursuant to the BeeLive Acquisition Agreement, the Issuer, through its wholly-owned subsidiary Scienjoy Inc., acquired 100% of the equity interest in Sciscape which holds the platform BeeLive International and, through Zhihui Qiyuan (Beijing) Technology, Co. Ltd. (the Issuer’s VIE entity), acquired 100% of the equity interest in Dingfei which holds BeeLive Chinese (MiFeng). On August 21, 2020, all target shares were transferred to the parties designated in BeeLive Acquisition Agreement. On September 10, 2020, the Issuer paid a cash consideration of RMB 50 million to Dingsheng and issued 5,409,598 Ordinary Shares to Cosmic. Dingfei subsequently changed its name to Sixiang Mifeng (Tianjin) Technology Co. Ltd. and Sciscape is in the process of changing its name to Scienjoy BeeLive Limited.

A copy of the BeeLive Acquisition Agreement (English Translation) is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing summary of the BeeLive Acquisition Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to the full text of Exhibit 1.

Item 4.	Purpose of Transaction

The purpose of the transaction was to expand the Issuer’s business into overseas markets through the Business Combination.

Pursuant to the earn-out provisions of the BeeLive Acquisition Agreement, so long as (i) the core management members of the Group Company (i.e. the Target Companies and their subsidiaries, branches or other enterprises actually controlled by the Target Companies as of the closing date of the Business Combination) have complied with the employment agreement that he or she has entered into (including but not limited to the undertaking under Section 3.9 of the BeeLive Acquisition Agreement with respect to at least a 3-year service period) and (ii) no material changes (including that the CEO of the Target Companies does not terminate service) have occurred, after the Target Companies have achieved the following target revenues (“Target Revenues”) within each performance years, the Issuer will issue 10% of the Share Consideration (i.e. RMB 250 million in Ordinary Shares to be issued) for such performance year:

(1)	Target Companies’ total annual revenue is no less than RMB 336.6 million in Year 2020;

(2)	Target Companies’ total annual revenue is no less than RMB 460.6 million in Year 2021; and

(3)	Target Companies’ total annual revenue is no less than RMB 580.9 million in Year 2022.

If the total annual revenue of a performance year does not reach the Target Revenue in such year, but is equal to or more than 80% of the Target Revenue, then the Issuer will adjust the number of shares issuable for such performance year based on the revenue actually achieved by the Target Companies, as follows: the number of shares issuable = (the actual total annual revenue in the performance year / the Target Revenue of such performance year ) × (10% of the Shares Consideration)

If the Target Companies fail to achieve 80% of the Target Revenue in a performance year, the Issuer will not be obligated to issue any Share Consideration to Cosmic in such performance year.

Exhibit 1 is incorporated herein by reference. The foregoing summary of the BeeLive Acquisition Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to the full text of Exhibit 1.

Other than as described in this Item 4, the Reporting Persons do not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; however, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. The percentages of ownership indicated in this Schedule 13D is calculated based on 28,660,181 Ordinary Shares of the Issuer outstanding as of September 10, 2020 (the “Record Date”).

(a)	As of the Record Date, Cosmic directly beneficially owns 5,409,598 Ordinary Shares, representing 18.87% of the issued and outstanding shares of the Issuer.

Sheng Hou is one of two shareholders of Cosmic who is holding 98% of the capital stock of Cosmic, and he is also the sole director of Cosmic. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Sheng Hou may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by Cosmic.

(b)	Sheng Hou, who is the shareholder of Cosmic holding 98% of the capital stock of Cosmic and the sole director of Cosmic, may be deemed to share the power to (i) vote or direct to vote the 5,409,598 Ordinary Shares beneficially owned by Cosmic and (ii) dispose of or direct the disposition of such Ordinary Shares.

Pursuant to the Resale Lock-Up Agreement between the Issuer and Cosmic dated September 10, 2020 (the “Resale Lock-Up Agreement”), Cosmic will not, within 365 calendar days from the date thereof, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the lock-up shares (including (i) 5,409,598 Ordinary Shares issued to Cosmic at the closing of the Business Combination and (ii) any Ordinary Shares acquired during the lock-up period, if any), enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such shares, whether any of these transactions are to be settled by delivery of any such shares, in cash, or otherwise, publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any short sales, as defined in Rule 200 under Regulation SHO under the Exchange Act, with respect to any securities of the Company.

A copy of the Resale Lock-Up Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference. The foregoing summary of the Resale Lock-Up Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to the full text of Exhibit 2.

(c)	Except as disclosed otherwise in the Schedule 13D, none of the Reporting Persons has effected any transactions in the Ordinary Shares of the Issuer during the past 60 days.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3, 4 and 5 is hereby incorporated by reference in this Item 6.

Except as described above or elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the Ordinary Shares of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
1	Equity Acquisition Framework Agreement, dated August 10, 2020, by and among Scienjoy Holding Corporation, Cosmic Soar Limited, Sciscape International Limited, Tianjin Guangju Dingfei Technology Co., Ltd., and Tianjin Guangju Dingsheng Technology Co., Ltd. (English Translation).
2	Resale Lock-up Agreement, dated September 10, 2020, by and between Scienjoy Holding Corporation and Cosmic Soar Limited.
3	Joint Filing Agreement, dated September 21, 2020, by and between Cosmic Soar Limited and Sheng Hou.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 21, 2020

COSMIC SOAR LIMITED

By:	/s/ Sheng Hou
Name:	Sheng Hou
Title	Director

By:	/s/ Sheng Hou
Sheng Hou